EXHIBIT 12.1.0

GrafTech International Ltd.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	(40,102)	134,487	143,291	173,565	38,410
Loss/(Gain) from equity investees	—	—	—	(14,500)	55,488
Fixed Charges	36,904	24,314	19,107	5,943	6,442
Total of Earnings plus Fixed Charges	(3,198)	158,801	162,398	165,008	100,340
Fixed Charges:
Interest expense	36,037	23,247	18,307	5,076	5,609
Estimated interest portion of rental expense	867	1,067	800	867	833
Total fixed charges	36,904	24,314	19,107	5,943	6,442
Ratio of earnings to fixed charges	(0.1)	6.5	8.5	27.8	15.6

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